Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

December 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 13, 2018 The Nasdaq Stock Market (the "Exchange") received from Millicom International Cellular S.A. (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following security:

Common Stock, par value $1.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Lisa Roberts